                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. ONE)*

                                COASTCAST CORPORATION
                                ---------------------
                                   (Name of Issuer)

                              COMMON STOCK, NO PAR VALUE
                              --------------------------
                            (Title of Class of Securities)

                                     19057T 10 8
                                    (CUSIP Number)

            Robert Goon Esq., c/o Jeffer, Mangels, Butler & Marmaro LLP,
                  2121 AVENUE OF THE STARS, 10TH FLOOR, LOS ANGELES,
                          CALIFORNIA  90067, (310) 203-8080
             -----------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    MARCH 5, 1998
                                    --------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D


 CUSIP No. 19057Y 10 8
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       HANS H. BUEHLER
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
         Not applicable
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    -0-
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
 BENEFICIALLY       1,129,416
  OWNED BY      ----------------------------------------------------------------
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING          -0-
  PERSON        ----------------------------------------------------------------
   WITH         10  SHARED DISPOSITIVE POWER
                    1,129,416
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,129,416
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


 CUSIP No. 19057Y 10 8
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       VIVIAN BUEHLER
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
         Not applicable
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    -0-
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
 BENEFICIALLY       1,129,416
  OWNED BY      ----------------------------------------------------------------
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING          -0-
  PERSON        ----------------------------------------------------------------
   WITH         10  SHARED DISPOSITIVE POWER
                    1,129,416
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,129,416
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


 CUSIP No. 19057Y 10 8
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       GOLDEN BAND, L.P.                          [95-4642397]
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
         Not applicable
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA,  U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    -0-
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
 BENEFICIALLY       1,007,750
  OWNED BY      ----------------------------------------------------------------
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING          -0-
  PERSON        ----------------------------------------------------------------
   WITH         10  SHARED DISPOSITIVE POWER
                    1,007,750
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,007,750
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
         PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


 CUSIP No. 19057Y 10 8
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       LONGVIEW ENTERPRISES, INC.                          [ 95-4642395]
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /X/
                                                                       (b) / /
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
         Not applicable
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                / /
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         CALIFORNIA,  U.S.A.
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    -0-
  NUMBER OF     ----------------------------------------------------------------
   SHARES       8   SHARED VOTING POWER
 BENEFICIALLY       1,007,750
  OWNED BY      ----------------------------------------------------------------
   EACH         9   SOLE DISPOSITIVE POWER
 REPORTING          -0-
  PERSON        ----------------------------------------------------------------
   WITH         10  SHARED DISPOSITIVE POWER
                    1,007,750
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,007,750
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                           / /
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.2%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
         CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

     a.        Common Stock, no par value.

     b. Coastcast Corporation (the "Company"), 3025 East Victoria Street, Rancho Dominquez, California 90221.

ITEM 2.   IDENTITY AND BACKGROUND

     a. Hans H. Buehler, Vivian Buehler, Golden Band, L.P. and Longview Enterprises, Inc.

     b.        805 North Crest Drive, Beverly Hills, California 90210.

     c. Hans H. Buehler is Chairman of the Board of Directors of the Company, a manufacturer of titanium and stainless steel golf club heads.

     d.        Not Applicable

     e.        Not Applicable

     f.        Hans H. Buehler and Vivian Buehler--U.S.A.
               Golden Band, L.P. and Longview Enterprises, Inc.--
               California, U.S.A.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable.

ITEM 4.   PURPOSE OF THE TRANSACTION

     Diversification of holdings.

ITEM 5.   INTEREST IN SECURITIES OF THE COMPANY

          a. Golden Band, L.P., a California limited partnership, owns 1,007,750 shares of the Common Stock of the Company. Longview Enterprises, Inc., a California corporation, is the sole general partner of Golden Band, L.P. and owns a 1% interests in Golden Band, L.P. Hans H. Buehler owns a 50% interest in and Vivian Buehler owns a 50% interest in Longview Enterprises, Inc. In addition, Hans H. Buehler and Vivian Buehler own an additional 121,666 shares of the Common Stock of the Company underlying options which are currently exercisable or exercisable within 60 days hereof that are held by Hans H. Buehler and granted by the Company. Hans H. Buehler and Vivian Buehler own their interests in Longview Enterprises, Inc. and in the Common Stock of the Company (except for the shares underlying the options) as Co-Trustees of the Buehler Living Trust, dated August 22, 1990 (the "Trust"). The Trust also owns 99.07% of West Main Street, L.P., a California limited partnership, which owns 94.16597% of Golden Band, L.P. (Recently, West Main Street, L.P. sold 4.83403% interests in Golden Band, L.P.)

               Hans H. Buehler and Vivian Buehler disclaim the beneficial ownership of 57,540.25 shares held by Golden Band L.P. and this report shall not be an admission that Hans H. Buehler and Vivian Buehler are the beneficial owners of such 57,540.25 shares for purposes of Section 13(d) or for any other purposes. Longview Enterprises, Inc. disclaims the beneficial ownership of 997,672.5 shares held by Golden Band, L.P. and this report shall not be an admission that Longview Enterprises, Inc. is the beneficial owner of such 997,672.5 shares for purposes of Section 13(d) or any other purposes

               Does not include 171,000 shares held by a charitable foundation of which Hans H. Buehler and Vivian Buehler are directors and officers, beneficial ownership of which Hans H. Buehler and Vivian Buehler disclaim. This report shall not be deemed an admission that Hans H. Buehler and Vivian Buehler are the beneficial owner of such 171,000 shares for purposes of Section 13(d) or any other purpose.

          b. Hans H. Buehler and Vivian Buehler share voting and disposition power over 121,666 shares underlying the options (1.3%) and Hans
               H. Buehler, Vivian Buehler, Golden Band, L.P. and Longview Enterprises, Inc. share voting and disposition power over 1,007,750 shares (11.2%).

          c. On the dates indicated below, Golden Band, L.P. sold the following shares of the Company on the New York Stock Exchange:

               DATE           NUMBER OF SHARES    PRICE PER SHARE

               3/5/98               4,000              $18 1/2
               3/5/98               5,000              $18 5/16
               3/5/98              25,000              $18 1/4
               3/5/98              13,500              $18 1/8
               3/6/98              52,400              $18

          d.        Not applicable.

          e.        Not applicable.

          f.        Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUE.

          None.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

          A.   Joint Filing Agreement (Previously filed with the original
               Schedule 13D).

                                     SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

March 27, 1998

                                   /s/Hans H. Buehler
                                   -----------------
                                   HANS H. BUEHLER


                                   /s/ Vivian Buehler
                                   -----------------
                                   VIVIAN BUEHLER


                                   GOLDEN BAND, L.P., a California
                                   limited partnership

                                   By:  LONGVIEW ENTERPRISES, INC., a
                                        California corporation, its
                                        general partner


                                        By: /s/Hans H. Buehler
                                            -----------------
                                             HANS H. BUEHLER, President


                                   LONGVIEW ENTERPRISES, INC.,
                                   a California corporation,


                                   By: /s/Hans H. Buehler
                                       -----------------
                                        HANS H. BUEHLER, President